Exhibit 99.1
NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES
DECEMBER 2008 DISTRIBUTION

Calgary Alberta, Canada – December 18, 2008
(Canadian dollars)

Precision Drilling Trust (“Precision”) announced today that its Board of Trustees has approved a cash distribution for the month of December 2008 of $0.13 per trust unit.  The distribution will be payable on January 15, 2009 to unitholders of record on December 31, 2008.  The ex-distribution date is December 29, 2008.  Holders of Class B limited partnership units of Precision Drilling Limited Partnership (“PDLP”) will receive the economic equivalent treatment.

The Board of Trustees has also approved a special year-end distribution to be settled “in-kind” through the issuance of trust units.  The amount of the special distribution will not be determined until after the vote of shareholders of Grey Wolf, Inc. (“Grey Wolf”) on December 23, 2008 and the closing of the merger with Grey Wolf, expected the same day.   This will provide more certainty for the Trustees to ensure that the 2008 distributions declared will be at least equal to the Trust’s taxable income for 2008, as required under Precision’s Declaration of Trust.  The distribution will be payable to unitholders of record on December 31, 2008.  The ex-distribution date is December 29, 2008.

Settled “in-kind” essentially means that unitholders will not receive cash or additional trust units. Immediately after the “in-kind” special year-end distribution, the outstanding trust units of the Trust will be consolidated so that the number of trust units will remain unchanged from the number outstanding prior to the “in-kind” special year-end distribution. Holders of Class B limited partnership units of PDLP will receive the economic equivalent treatment.

Non-resident holders of trust units will be subject to applicable Canadian withholding tax on the “in-kind” special year-end distribution. The applicable withholding tax will be settled from the December cash distribution paid in January 2009.

Information outlining the implication of the “in-kind” special year-end distribution, consolidation process and resulting income tax treatment for Trust and PDLP unitholders is located on the Trust’s website at:
www.precisiondrilling.com/UnitholderInfo/Taxation2008.cfm.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

Following the closing of the merger with Grey Wolf, the Board of Trustees anticipates that monthly distributions will be $0.04 per trust unit, beginning with the distribution declared in January 2009 for payment in February 2009.  The $0.09 per unit decrease from prior monthly cash distributions reflects Precision’s previously announced debt reduction program.  Distributions are considered and declared by the Trustees monthly.

“In the near term, our fiscal priority is to reduce debt. By lowering our near term distributions, we are positioning Precision to have the financial strength and flexibility we believe is necessary. Our goal, as always, is to deliver compelling long term value appreciation for our unitholders” said Kevin Neveu, Chief Executive Officer, Precision Drilling Corporation.  “Precision expects a positive vote in favor of the merger from Grey Wolf shareholders at their special meeting on December 23, 2008.  We will move quickly to integrate the companies while continuing to focus on delivering high-value high-performance services to our customers.”

About Precision
Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Doug Strong
Chief Financial Officer
Precision Drilling Corporation, Administrator of Precision Drilling Trust
4200 150-6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Telephone 403.716.4500
Fax 403.264.0251
Website: www.precisiondrilling.com

Forward-Looking Information and Statements
Statements about Precision’s expectations and all other statements in this news release other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements may also constitute “forward-looking information” within the meaning of applicable Canadian securities legislation.  These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of Precision’s control, which could cause actual results to differ materially from such statements.  Forward-looking information includes, but is not limited to, statements regarding Precision’s distribution policy, general economic, market or business condition, and Precision’s proposed merger with Grey Wolf, including whether and when the merger will be consummated.  Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are changes in market conditions and other factors that could impact earnings, and failure to receive approval of the merger agreement by the shareholders of Grey Wolf and satisfaction of various other conditions to the closing of the merger contemplated by the Merger Agreement.  Readers are cautioned not to place undue reliance on such forward-looking information.  No assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur or, if any of them do so, what benefits Precision will derive therefrom.

Additional Information and Where to Find It

In connection with the proposed merger, Precision has filed a registration statement on Form F-4 which includes a proxy statement of Grey Wolf and other materials, with the Securities and Exchange Commission. SECURITYHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS, THE SUPPLEMENTS THERETO AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREY WOLF, PRECISION AND PRECISION LOBOS CORPORATION, A WHOLLY-OWNED SUBSIDIARY OF PRECISION CREATED AS A SPECIAL-PURPOSE ACQUISITION VEHICLE, AND THE PROPOSED MERGER. Securityholders may obtain a free copy of the registration statement and the proxy statement/prospectus and other documents containing information about Grey Wolf and Precision, without charge, at the SEC’s website www.sec.gov, Precision’s website www.precisiondrilling.com and Grey Wolf’s website www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Precision Drilling Trust, (403) 716-4500 or to Investor Relations, Grey Wolf, Inc., (713) 435- 6100.

Participants in the Solicitation

Grey Wolf and Precision and their respective directors, officers, trustees and other persons may be deemed to be participants in the solicitation of proxies from Grey Wolf's shareholders in respect of the proposed merger. Information about the directors and executive officers of Grey Wolf and their ownership of Grey Wolf common stock can be found in Grey Wolf's proxy statement filed October 29, 2008 (as supplemented from time to time, the "proxy statement/prospectus"). Information concerning the directors and executive officers of Precision is included in the proxy statement/prospectus. Additional information regarding the identity of potential participants in the solicitation of proxies in respect of the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the proxy statement/prospectus.

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